Exhibit 99.1

Rail Vision Advances Indian Market Entry with Demonstration for Senior Governmental Officials from Multiple Government Departments

Ra’anana, Israel, January 6, 2026 (GLOBE NEWSWIRE) — Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, today announced a significant expansion of its activities in India, following the recent commencement of a Proof of Concept (POC) for multiple government officials and senior key players of the Indian Railway industry.

During the POC, Rail Vision will demonstrate its Mainline product capabilities in challenging local operating conditions, representing an important step toward potential large-scale adoption.

Indian Railways is one of the world’s largest networks by size as of 2024, with a total route length of 69,181 km as of 31 March 2024. It carried 6.905 billion passengers annually in the 2023–24 fiscal year. The network generated revenues of approximately US$28.4 billion during 2023–24, with a budget allocation (capital outlay) of approximately US$29.3 billion for the same financial year.

The Indian Railways operates a massive fleet of more than 17,000 locomotives as of late 2025. This includes approximately 13,294 electric locomotives—reflecting the ongoing shift toward full electrification.

This POC follows a successful participation at India’s largest rail technology exhibition, IREE, held in October 2025, in which Rail Vision’s CEO, David BenDavid, presented the Company’s technology together with Sujan Industries, a leading supplier to the Indian rail industry, as part of the collaboration between the companies.

“We are excited about the upcoming POC which exemplifies the strong collaboration between our two companies” said by Brijesh Sujan, Sujan Industries’ CEO. “This trial allows key stakeholders across the Indian rail industry to witness firsthand Rail Vision system’s performance, particularly its ability to significantly enhance safety and improve operational speeds. With a successful outcome, we look forward to engaging an enthusiastic customer base that is now well-informed and eager to discuss the next steps forward.”

“The Indian market represents a substantial growth opportunity for Rail Vision,” said David BenDavid, Rail Vision’s CEO. “We believe that our continued progress in India, supported by our strong local partner Sujan Industries and growing stakeholder engagement, could play a pivotal role in the Company’s global expansion.”

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. For example, Rail Vision is using forward-looking statements when it discusses potential large-scale adoption of its technologies, the expected revenues of the Indian railway market, how the Indian market represents a substantial growth opportunity for Rail Vision, its continued progress in India, growing stakeholder engagement and the Company’s global expansion. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid

Chief Executive Officer

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io